SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-29829

NOTIFICATION OF LATE FILING

(Check one):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form 10-Q  ☐  Form 10D

☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________.

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	PACIFIC FINANCIAL CORPORATION

Address of Principal Executive Office:	1101 S. Boone Street

Aberdeen, Washington 98520

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) (b) (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pacific Financial Corporation (the "Company") has experienced unexpected delays in preparing its financial statements due to recent adverse developments regarding security for an extension of credit made by the Company's bank subsidiary. As a result, the Company is not able to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense. The Company expects to file its Quarterly Report no later than November 14, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Denise Portmann	(360)	533-8870
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported net income for the three months ended September 30, 2005, of approximately $1,661,000. Based on the information discussed in Part III above, the Company now believes that its operating results for the three months ended September 30, 2006, will reflect a decline from the operating results for the corresponding period in the previous fiscal year.

The Company recently discovered evidence that accounts receivable that were securing a $2,250,000 line of credit were significantly overstated by the bank's customer and that funds intended as security for the loan had been diverted away from the bank. In light of this new information, the Company now believes that the loan may be undersecured and that it is appropriate to record a provision for loan loss in the third quarter of 2006. The provision for loan loss will result in a decrease in reported net income for the third quarter from the same period in the prior year. The Company is in the process of evaluating its exposure under the line of credit and is not able to make a final determination of the effects of its discovery on the Company's provision for loan loss and other items until it has completed its review and afforded its independent accountants and its audit committee an opportunity to consider the final determination.

PACIFIC FINANCIAL CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006	By:	/s/ Denise Portmann
Denise Portmann Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).